JENNIFER M. KOEPKE (415) 693-2144 jkoepke@cooley.com

July 30, 2007

Securities and Exchange Commission
100 F Street N.E., Mail Stop 7010
Washington, DC 20549

Attention:	Matt Franker
Pamela A. Long

RE:	Ad. Venture Partners, Inc. Registration Statement on Form S-4 File No. 333-142319

Dear Matt and Pamela:

Reference is made to Amendment No. 2 to Ad.Venture Partners, Inc.’s (“Ad.Venture”) Registration Statement, filed with the Securities and Exchange Commission (the “Commission”) on July 11, 2007 (“Amendment No. 2”). This letter is in response to your letter dated July 23, 2007, setting forth the comments of the Commission’s Staff (the “Staff”) regarding Amendment No. 2 and our subsequent conversations regarding the need to obtain and file tax opinions prepared by both United States and Canadian tax counsel. This letter includes the proposed Canadian and United States tax opinions and revised Canadian and United States tax disclosure that Ad.Venture intends to file as part of Amendment No. 4 to its above referenced Registration Statement (“Amendment No. 4”). As discussed, the enclosed tax opinions and the revised disclosure are being sent prior to the filing of Amendment No. 4 for your review.

The Canadian tax disclosure on page 76 of the above referenced Registration Statement shall be supplemented by the addition of the following statement under the heading "Purchase of Exchangeable Shares by Canco":

To the extent that the following summary under this section entitled "Purchase of Exchangeable Shares by Canco” and the summary under the section "Taxation of Capital Gains or Capital Losses" below contain statements or conclusions of law, these summaries are supported by, and provide a complete description of the statements and conclusions of law contained in, the opinion of McCarthy Tetrault LLP, Canadian counsel to Ad.Venture, a copy of which has been filed as an exhibit to the Registration Statement of which this proxy statement/prospectus is a part.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

Securities and Exchange Commission Attention: Matt Franker and Pamela A. Long July 30, 2007 Page two

The United States tax disclosure beginning on page 64 under the heading “Material U.S. Federal Income Tax Consequences of the Arrangement” of the above referenced Registration Statement shall be revised as indicated on Attachment A hereto.  Please note that Attachment A shows changes (in track changes) made to the United States tax disclosure in Amendment No. 2.

Please do not hesitate to contact me at (415) 693-2144 if you have any questions or would like additional information.

Sincerely,

/s/ Jennifer Koepke

Jennifer Koepke

cc: Howard S. Balter, Chairman and Chief Executive Officer, Ad.Venture Partners, Inc.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

ATTACHMENT A

Material U.S. Federal Income Tax Consequences of the Arrangement

The following is a summary of the material U.S. federal income tax consequences to holders of 180 Connect common shares in connection with the exchange of their 180 Connect common shares for shares of Ad.Venture common stock or exchangeable shares pursuant to the arrangement. This summary does not address any tax consequences arising under the income or other tax laws of any state, local or foreign jurisdiction or any tax treaties. Holders of 180 Connect common shares should consult their own tax advisors concerning the tax consequences of the proposed transaction.

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, applicable Treasury Regulations, and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions discussed below and the tax consequences of the arrangement. This summary assumes that holders of 180 Connect common shares hold their shares as capital assets. Except as expressly indicated below (see the section below entitled “Consequences of the Arrangement for Non-U.S. Holders”), this discussion does not address the consequences of the proposed transaction to any person that is not a U.S. Holder as defined below. This summary does not address all tax consequences that may be relevant to particular holders in light of their individual circumstances, or the tax consequences to holders subject to special tax rules, including, without limitation:

•	banks, insurance companies and other financial institutions;

•	broker-dealers;

•	traders;

•	expatriates;

•	Tax-exempt organizations;

•	persons who are subject to the alternative minimum tax;

•	persons who hold 180 Connect common shares as a position in a “straddle” or as part of a “hedging,” “conversion” or other risk reduction transaction;

•	persons deemed to sell their 180 Connect common shares under the constructive sale provisions of the Code;

•	persons that have a functional currency other than the U.S. dollar;

•	persons who acquired their 180 Connect common shares through share option or share purchase programs or other compensation arrangements;

•	any person that owns or at any time owned 180 Connect common shares representing more than 10% of the voting power of all classes of 180 Connect common shares;

•	any person that, immediately prior to the acquisition of 180 Connect by Purchaser, owns 5% or more of the total voting power or value of 180 Connect common shares; and

•	Any person that holds its 180 Connect common shares through a partnership or other pass-through entity.

This discussion does not address the tax consequences of any transactions other than those relating to 180 Connect common shares directly effectuated under the arrangement agreement (including the conversion of exchangeable shares into Ad.Venture common stock), and, among other things, does not address transactions outside the arrangement agreement in which 180 Connect common shares, shares of Ad.Venture common stock or exchangeable shares are acquired or disposed of; transactions involving shares of Ad.Venture common stock  or exchangeable shares other than in exchange for 180 Connect common shares; or transactions pertaining to common share options or warrants that are assumed, exercised or converted, as the case may be, in connection with the arrangement.

We have not requested, nor do we intend to request, an opinion from United States legal counsel regarding the U.S. federal income tax classification of the exchangeable shares or the treatment of the exchange of 180 Connect common shares for shares of Ad.Venture common stock or exchangeable shares (and certain voting rights and other rights) at the closing of the arrangement. In addition, no ruling has been or will be sought from the Internal Revenue Service as to the tax consequences of the arrangement, and the following summary is not binding on the Internal Revenue Service or the courts. As a result, the Internal Revenue Service could adopt a contrary position, and a contrary position could be sustained by a court.

We urge each holder of 180 Connect common shares to consult his or her own tax advisor regarding the U.S. federal income and other tax consequences of the arrangement to such holder.

For purposes of this discussion, a “U.S. Holder” means a holder of 180 Connect common shares that is:

•	a citizen or resident of the United States;

•	a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if it has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if a U.S. court can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of its substantial decisions.

A “Non-U.S. Holder” is a holder other than a U.S. Holder.

If a partnership or other pass-through entity holds 180 Connect shares, the tax treatment of a member of the partnership or other pass-through entity will generally depend upon the status of the member and the activities of the partnership or other entity. Partnerships and other pass-through entities holding 180 Connect common shares, and their members, should consult their tax advisors regarding the tax consequences of the arrangement to them.

Consequences of the Arrangement for U.S. Holders

The exchange by a U.S. Holder of common shares of 180 Connect for shares of Ad.Venture common stock will be a taxable exchange on which gain or loss is required to be recognized for U.S. federal income tax purposes (measured by the difference between the fair market value of the Ad.Venture shares received in the exchange and such holder's tax basis in the shares of 180 Connect surrendered in the exchange) unless the exchange may be treated as a “reorganization” within the meaning of section 368(a) of the Code. In this case, for the arrangement to qualify as a reorganization, among other things, Purchaser must acquire at least 80 percent of the 180 Connect common shares outstanding and its acquisition of 180 Connect common shares must be solely for voting stock of its parent, Ad.Venture (i.e., no other consideration may be paid in the transaction). Assuming, as is contemplated, that certain holders of 180 Connect common shares will be receiving exchangeable shares in Purchaser (and certain voting and related rights) rather than shares of Ad.Venture, qualification of the arrangement as a reorganization will depend upon the characterization of the exchangeable shares (and certain voting and related rights) as constituting shares of Ad.Venture common stock for federal income tax purposes, so that the exchange of 180 Connect common shares for exchangeable shares may be treated as an exchange of 180 Connect common shares for shares of Ad.Venture common stock. Qualification of the arrangement as a reorganization also will depend on the absence of any payment of non-qualifying consideration (e.g., cash) to holders of 180 Connect common shares.

The closing of the arrangement is not conditioned on the receipt by 180 Connect or Ad.Venture of opinions from counsel regarding the tax consequences of the arrangement nor has the arrangement been structured so as to necessarily ensure its qualification as a reorganization. Among other things, at the time the arrangement closes it will not be known whether the consideration paid by Ad.Venture will include cash payments to dissenting shareholders or, indeed, whether Purchaser will acquire at least 80% of the outstanding 180 Connect common shares.

As noted above, cash to dissenters will disqualify the transaction for reorganization treatment only if paid by Ad.Venture. Under the arrangement agreement, it is 180 Connect rather than Ad.Venture that is obligated to pay cash to any dissenting shareholders. However, we do not know whether the consideration paid by Ad.Venture will include cash payments to dissenting shareholders because we will not know at the closing of the arrangement whether 180 Connect will have sufficient cash, independent of any cash it receives from Ad.Venture, to satisfy the claims of dissenting shareholders. If it does not and a portion of the consideration paid to dissenting shareholders is from cash 180 Connect receives directly or indirectly from Ad.Venture, the consideration paid by Ad.Venture to 180 Connect shareholders will not consist solely of Ad.Venture's voting stock and the arrangement will not qualify as a reorganization.

As noted above, treatment of the arrangement as a reorganization requires that the exchangeable shares (and certain voting and related rights) be treated as shares of Ad.Venture common stock. There is no direct authority addressing the proper characterization of financial instruments with characteristics similar to the exchangeable shares for U.S. federal income tax purposes. The receipt of the exchangeable shares (and certain voting and related rights) in the exchange will be substantially economically equivalent to the receipt of Ad.Venture common stock in the exchange because holders of the exchangeable shares will (i) have economic rights (e.g., the right to dividends and liquidating distributions) and legal rights (e.g., voting rights) that are substantially similar to the economic and legal rights of holders of Ad.Venture common stock, and (ii) be allowed to convert, or forced to convert under certain circumstances (e.g., the liquidation of Purchaser or the passage of two years from the closing of the arrangement) their exchangeable shares into Ad.Venture common stock based on a price that will result in their receiving the same number of shares of Ad.Venture common stock (adjusted for stock splits and stock dividends) that they would have received at the time the arrangement was closed had they not elected to receive exchangeable shares in Purchaser. Provided that the consideration paid by Ad.Venture consists solely of Ad.Venture common stock and does not include cash payments (provided directly or indirectly by Ad.Venture) to dissenting shareholders, and in the absence of specific applicable authority to the contrary, Ad.Venture intends to take the position that the exchangeable shares of Purchaser are shares of Ad.Venture common stock, and will treat the exchange of 180 Connect common shares for exchangeable shares in Purchaser (and certain voting and related rights) as well as the exchange of 180 Connect common shares for Ad.Venture common stock, as exchanges of 180 Connect common shares for shares of Ad.Venture common stock that, as such, allows for the possible qualification of the transaction as a reorganization.

The characterization of exchangeable shares (and certain voting and related rights) as shares of Ad.Venture common stock and the treatment of the exchange of 180 Connect common shares for the exchangeable shares and their voting and related rights as an exchange of 180 Connect common shares for shares of Ad.Venture common stock is not binding on the Internal Revenue Service, which may determine that the exchangeable shares (and certain voting and related rights) should not be treated as shares of Ad.Venture common stock and, accordingly, that the exchange of 180 Connect common shares for shares of Ad.Venture common stock pursuant to the arrangement is a taxable exchange and not a reorganization. Ad.Venture will inform 180 Connect shareholders on its website or in some other manner as to whether Ad.Venture will treat and report the arrangement as a reorganization.

Assuming the arrangement constitutes a reorganization, then, subject to the discussion below in the section entitled “Passive Foreign Investment Companies,” the U.S. federal income tax consequences to a U.S. Holder who receives Ad.Venture common stock or exchangeable shares (and certain voting and related rights) in exchange for 180 Connect common shares generally will be as follows:
•	The U.S. Holder will not recognize gain or loss upon the receipt of Ad.Venture common stock or exchangeable shares (and certain voting and related rights) for the holder's 180 Connect common shares;

•
The aggregate tax basis of the shares of Ad.Venture common stock or exchangeable shares (and certain voting and related rights) received by a U.S. Holder will be the same as the aggregate basis of the holder's 180 Connect common shares surrendered in the exchange; and

•
The holding period of the shares of Ad.Venture common stock or exchangeable shares (and certain voting and related rights) received by a U.S. Holder will include the holding period of the holder's 180 Connect common shares surrendered in exchange.

If the arrangement does not qualify as a reorganization then, subject to the discussion below in the section entitled “Passive Foreign Investment Companies,” the U.S. federal income tax consequences to a U.S. Holder who receives Ad.Venture common stock in exchange for 180 Connect common shares (as opposed to exchangeable shares (and certain voting rights and other rights) generally will be as follows:

•
The U.S. Holder will recognize capital gain or loss equal to the difference between (i) the fair market value of the shares of Ad.Venture common stock and (ii) the holder's adjusted basis in the 180 Connect common shares surrendered in the exchange;

•	The aggregate tax basis in the Ad.Venture common stock received by the U.S. Holder in the exchange will equal the fair market value of such stock as of the closing of the arrangement; and

•	The holding period in the Ad.Venture common stock received by the U.S. Holder in the exchange will begin the day after the closing of the arrangement.

If the arrangement does not qualify as a reorganization then, subject to the discussion below in the section entitled “Passive Foreign Investment Companies,” the U.S. federal income tax consequences to a U.S. Holder who receives exchangeable shares (and certain voting and related rights) in exchange for 180 Connect common shares generally will be as follows:

•
The U.S. Holder will recognize capital gain or loss equal to the difference between (i) the fair market value of the exchangeable shares (and certain voting rights and related rights), and (ii) the holder’s adjusted basis in the 180 Connect common shares surrendered in the exchange (unless the exchange qualifies as an exchange under section 351(a) of the Code in which case (i) no gain will be recognized except to the extent that the holder receives boot in the exchange, and (ii) no loss will be recognized);

•
The aggregate tax basis in the exchangeable shares (and certain voting rights and other rights) received by the U.S. Holder in the exchange will equal the fair market value of such stock as of the closing of the arrangement (unless the exchange qualifies as an exchange under section 351(a) of the Code in which case the aggregate tax basis will be the same as the aggregate basis of the holder’s 180 Connect common shares surrendered in the exchange increased by the amount of gain recognized, if any, as a result of the holder receiving boot in the exchange); and

•
The holding period in the exchangeable shares (and certain voting rights and other rights) received by the U.S. Holder in the exchange will begin the day after the closing of the arrangement (unless the exchange qualifies as an exchange under section 351(a) of the Code in which case the holding period of the exchangeable shares (and certain voting rights and other rights) will include the holding period of the holder’s 180 Connect common shares surrendered in the exchange).

Gain or loss recognized will be long-term capital gain or loss if the holder's holding period for the 180 Connect common shares surrendered exceeds one year at the closing of the arrangement. The deductibility of capital losses is subject to limitations. U.S. Holders who acquired multiple blocks of 180 Connect common shares at different prices or different times should consult their tax advisors concerning the allocation of basis and holding period to the shares of Ad.Venture common stock received in exchange for their 180 Connect common shares or exchangeable shares (and certain voting and other rights) pursuant to the arrangement.

Passive Foreign Investment Companies

In general, if 180 Connect common shares held by a U.S. Holder are treated as shares of a “passive foreign investment company,” gain on the exchange will be taxed under the passive foreign investment company “excess distribution regime,” unless the U.S. Holder shall have made a timely “qualified electing fund” election, a “mark-to-market” election, or another exception applies to the application of the excess distribution regime. Under the excess distribution regime, federal income tax on the gain is calculated by allocating the gain ratably to each day the U.S. Holder held such shares. Gain allocated to years preceding the first year in which 180 Connect was a passive foreign investment company in the U.S. Holder's holding period and gain allocated to the current year would be treated as gain arising in the current year and taxed as ordinary income. Gain allocated to all other years would be taxed at the highest ordinary income tax rate in effect for each of those years. Interest would be calculated and added to the tax due as if the tax was due and payable with the U.S. Holder's tax returns for those years.

180 Connect does not believe it will be a passive foreign investment company for the current taxable year and does not believe it was a passive foreign investment company in the immediate prior taxable year. However, there can be no assurance that 180 Connect will not be treated as a passive foreign investment company for any prior taxable year. 180 Connect would have been classified as a passive foreign investment company for any prior taxable year in which either: (a) 75 percent or more of its gross income was passive income; or (b) 50 percent or more of the value of its average assets consisted of assets that produced, or were held for the production of, passive income (passive assets for this purpose includes cash and cash equivalents held as working capital). Subject to certain limited exceptions, 180 Connect shares held (or deemed held) by a U.S. Holder at any time during a taxable year in which 180 Connect was a passive foreign investment company are treated as shares of a passive foreign investment company in the hands of the holder for all subsequent years, even though 180 Connect did not meet the gross income or passive asset thresholds necessary to be classified as a passive foreign investment company in a subsequent year.

The passive foreign investment company rules are extremely complex and could, if they apply, have significant adverse effects on the taxation of any gain to a U.S. Holder. Accordingly, U.S. Holders are strongly urged to consult their tax advisors to determine the potential application of the passive foreign investment company rules to their particular circumstances and any elections available for alternative treatment.

Retraction or Redemption of Exchangeable Shares

In the opinion of Cooley Godward & Kronish LLP, United States counsel to Ad.Venture, the following is a summary of the material U.S. federal income tax consequences to U.S. Holders receiving exchangeable shares (and certain voting rights and other rights) with respect to the exercise of retraction, redemption or call rights under the arrangement, pursuant to which exchangeable shares (and certain voting rights and other rights) are converted to shares of Ad.Venture common stock:

•
If the exchangeable shares (and certain voting rights and other rights) are treated as shares of Ad.Venture common stock, the subsequent exercise of retraction, redemption or call rights under the arrangement, and the conversion of exchangeable shares into shares of Ad.Venture common stock will have no U.S. federal income tax consequences to a U.S. Holder; or

•
If the exchangeable shares (and certain voting rights and other rights) are not treated as shares of Ad.Venture common stock (in which case the exchange will not qualify as a reorganization), the tax consequences of the conversion to a U.S. Holder would be the same as those outlined above for the exchange of 180 Connect common shares for shares of Ad.Venture common stock when the arrangement does not qualify as a reorganization.

As noted above, there is no direct authority addressing the proper characterization of financial instruments with characteristics similar to the exchangeable shares for U.S. federal income tax purposes. As a consequence, Cooley Godward & Kronish LLP cannot express an opinion as to whether the exchange of 180 Connect common shares (as contemplated by the arrangement) will qualify as a reorganization. A complete evaluation of the tax treatment of the conversion of exchangeable shares (and certain voting and other rights) into shares of Ad.Venture common stock will depend on facts in the future. Accordingly, U.S. Holders of 180 Connect common shares should consult their own tax advisors for a complete evaluation of the tax consequences of such a conversion before electing to receive exchangeable shares (and certain voting rights or other rights).

Reporting Requirements

If the arrangement qualifies as a reorganization for U.S. federal income tax purposes, a U.S. Holder may be required to attach a special information statement to the holder's U.S. federal income tax return for the year in which the arrangement is closed that would include the 180 Connect shareholder's tax basis in the 180 Connect common shares surrendered in the arrangement and a description of the Ad.Venture common stock or exchangeable shares (and certain voting rights and other rights) received.

Consequences of the Arrangement for Non-U.S. Holders

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on the exchange of 180 Connect common shares for Ad.Venture common stock or exchangeable shares (and certain voting rights and other rights) unless (i) the gain is effectively connected with a trade or business conducted by such holder in the United States, or (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual, such individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met.

If you are a Non-U.S. Holder described in (i) above, you may be required to pay tax on the net gain derived from the exchange at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in (i) above may be subject to the branch profits tax at a statutory rate of 30%. If you are an individual Non-U.S. Holder described in (ii) above, you may be required to pay a flat 30% tax on the gain derived from the exchange.

180 Connect Optionholders

An optionholder who received an option to acquire 180 Connect common shares in connection with the performance of services for 180 Connect will not recognize a gain or loss upon the exchange of such option for an option to acquire Ad.Venture common stock pursuant to the arrangement. An optionholder who exercises an option to acquire 180 Connect common shares before the closing of the arrangement will be subject to the federal income tax consequences summarized above for holders of 180 Connect common shares.

Dissenting Shareholders

If a U.S. Holder of 180 Connect common shares receives cash pursuant to the exercise of dissent rights, such holder generally will recognize gain or loss, measured by the difference between the cash received and such holder's tax basis in the 180 Connect common shares surrendered.

Information Reporting Requirements and Backup Withholding

Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

Certain noncorporate holders of 180 Connect common shares may be subject to backup withholding, currently at a 28% rate, on amounts received pursuant to the arrangement. Backup withholding generally will not apply, however, to a holder of 180 Connect common shares who:

•
furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on the substitute Internal Revenue Service Form W-9 (or successor form) included in the letter of transmittal to be delivered to the holders of 180 Connect shares following the closing of the arrangement;

•	provides a certification of foreign status on Internal Revenue Service Form W-8BEN or other appropriate form; or

•	is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules may be eligible for a refund or allowed as a credit against a holder's U.S. federal income tax liability, provided the holder furnishes the required information to the Internal Revenue Service.

The preceding discussion of U.S. Federal Income Tax Consequences is for general information only and is not legal or tax advice. Each shareholder of 180 Connect is encouraged to consult its own tax advisor as to particular tax consequences of participating in the transaction and tax consequences of the ownership and disposition of shares of common stock of Ad.Venture or exchangeable shares (and certain voting rights and other rights) or other consideration received in the exchange, including the applicability and effect of any state, local or non-U.S. Tax laws, and of any proposed changes in applicable laws.

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Robert W. Nearing
Direct: (403) 260-3678
E-Mail: rnearing@mccarthy.ca

Assistant: Cindy Marr
Direct: (403) 260-3575
E-Mail: cmarr@mccarthy.ca

July •, 2007

VIA COURIER

Ad.Venture Partners, Inc.
360 Madison Avenue
21st Floor
New York, New York 10017
U.S.A.

Dear Sirs/Mesdames:

We acted as Canadian counsel to Ad.Venture Partners, Inc., a Delaware corporation (the “Company”), in connection with the proposed business combination (the “Combination”) with 180 Connect Inc. (“180 Connect”), a Canadian corporation. The Combination and certain proposed transactions incidental thereto are described in the Company’s Form S-4 Registration Statement (Registration No.333-142319) filed with the Securities and Exchange Commission (the “Registration Statement”). This opinion is being rendered pursuant to the requirements of Item 601(b)(8) of Regulation S-k under the Securities Act of 1933, as amended.

In conjunction with this opinion, we have examined and relied upon, without independent investigation, as to matters of fact, the Registration Statement and the Arrangement Agreement dated March 13, 2007, as amended. Our opinion is expressly conditional upon, among other things, the accuracy and completeness as of the date hereof, and the continuing accuracy, of all of such facts, information, covenants, statements and representations included in the Registration Statement through and as of the date of consummation of the filing.

In rendering our opinion, we have considered the applicable provisions of the Income Tax Act (Canada) and the regulations promulgated thereunder, our understanding of the current published administrative practices and policies of the Canada Revenue Agency (the “CRA”), all in effect as of the date hereof. We have also considered any specific proposal to amend the Income Tax Act (Canada) and the regulations publicly announced by the Minister of  Finance (Canada) prior to the date hereof. Because this opinion is being delivered prior to the effective date of the Combination, it must be considered prospective and dependent on future events. There can be no assurances that changes in the law will not take place that could effect the Canadian federal income tax consequences arising on the exchange of shares of 6732097 Canada Inc. for shares of the Company or that a contrary position may not be taken by the CRA.

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McCarthyTétrault

This opinion is limited to the Canadian federal income tax consequences arising on the exchange of shares of 6732097 Canada Inc. for shares of the Company. Further, this opinion is only applicable to 6732097 Canada Inc. shareholders who are resident in Canada, deal at arm’s length and are not affiliated with 6732097 Canada Inc. and the Company, and hold their 6732097 Canada Inc. shares as capital property and will hold their shares of the Company as capital property, all for purposes of the Income Tax Act (Canada). 6732097 Canada Inc. shares and shares of the Company will generally be considered to be capital property of a holder unless such holder holds such shares in the course of carrying on a business of buying and selling securities or such holder has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade.

This opinion is not applicable to a shareholder of 6732097 Canada Inc. that is a “financial institution” within the meaning of section 142.2 of the Income Tax Act (Canada) or a “specified financial institution” within the meaning of the Income Tax Act (Canada), or to a shareholder of 6732097 Canada Inc. an interest in which is a “tax shelter investment” for purposes of the Income Tax Act (Canada). Further, this opinion is not applicable to a redemption or repurchase of 6732097 Canada Inc. shares in exchange for shares of the Company.

In our opinion, a shareholder of 6732097 Canada Inc. who exchanges their shares of 6732097 Canada Inc. for shares of the Company will generally realize a capital gain (or capital loss) in the year of the exchange equal to the amount by which the proceeds of disposition (the fair market value of the shares of the Company received pursuant to the share exchange) of the 6732097 Canada Inc. shares is greater (or less) than the aggregate of the shareholder’s adjusted cost base of their shares of 6732097 Canada Inc. and any reasonable costs of the exchange. Generally, one-half of any capital gain (a “taxable capital gain”) realized by a shareholder in a taxation year must be included in the shareholder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a shareholder in a taxation year must be deducted from taxable capital gains realized by the shareholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year may, generally, be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Income Tax Act (Canada).

The amount of any capital loss realized by a shareholder that is a corporation on the disposition of shares of 6732097 Canada Inc. may be reduced by the amount of dividends received or  deemed to be received by the shareholder on such shares (or on shares for which the shares have been substituted) to the extent and under the circumstances described in the Income Tax Act (Canada). Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares of 6732097 Canada Inc., directly or indirectly, through a partnership or a trust.

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McCarthyTétrault

A holder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Income Tax Act (Canada)) may be liable to pay a refundable tax of 6 2/3% on its “aggregate investment income” (as defined in the Income Tax Act (Canada)), including taxable capital gains.

We have not considered and we render no opinion on any aspect of law other than as is expressly set forth above.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and consent to the use of our name in conjunction therewith. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, for the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

This opinion speaks only as of the date hereof and we disclaim any duty to update such opinion.

Yours very truly,

McCarthy Tétrault LLP

RWN/dw

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MARK M. HRENYA T: (720) 566-4217 F: (720) 566-4099 mhrenya@cooley.com

July 29, 2007

Ad.Venture Partners, Inc.
360 Madison Avenue, 21st Floor
New York, NY 10017

Ladies and Gentlemen:

This opinion is being delivered to you in connection with the filing of the Form S-4 Registration Statement (the “Registration Statement”) pursuant to the Arrangement Agreement dated March 13, 2007 (the “Arrangement Agreement”), by and among Ad.Venture Partners, Inc., a Delaware corporation (“Parent”), 6732097 Canada, Inc., a Canadian corporation and wholly owned indirect subsidiary of Parent (“Subsidiary”), and 180 Connect Inc., a Canadian corporation (the “Company”). Pursuant to the Arrangement Agreement, Subsidiary will issue shares of Parent common stock or exchangeable shares (and certain voting and other rights) to Company shareholders in exchange for their Company common shares (the “Arrangement”). Each exchangeable share will be exchangeable for one share of Parent’s common stock at any time after issuance at the option of the holders and will be redeemable or purchasable at the option of Subsidiary or the parent of Subsidiary after two years or upon the earlier occurrence of certain specified events. Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings set forth in the Arrangement Agreement. All section references, unless otherwise indicated, are to the Internal Revenue Code of 1986, as amended (the “Code”).

We have acted as counsel to Parent in connection with the Arrangement. As such, and for the purpose of rendering this opinion, we have examined, and are relying upon (without any independent investigation or review thereof) the truth and accuracy, at all relevant times, of the statements, covenants, representations and warranties contained in the following documents (including all exhibits and schedules attached thereto):

(a)  the Arrangement Agreement;

(b)  the Registration Statement; and

(c)  such other instruments and documents related to the formation, organization and operation of Parent, Subsidiary and the Company and to the consummation of the Arrangement and the other transactions contemplated by the Arrangement Agreement as we have deemed necessary or appropriate.

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In connection with rendering this opinion, we have assumed (without any independent investigation or review thereof) that:

(a)  Original documents submitted to us (including signatures thereto) are authentic, documents submitted to us as copies conform to the original documents, and that all such documents have been (or will be by the closing) duly and validly executed and delivered where due execution and delivery are a prerequisite to the effectiveness thereof;

(b)  All representations, warranties and statements made or agreed to by Parent, Subsidiary and the Company, their managements, employees, officers, directors and stockholders in connection with the Arrangement, including, but not limited to, those set forth in the Arrangement Agreement (including the exhibits thereto) are true and accurate at all relevant times;

(c)  All covenants contained in the Arrangement Agreement (including exhibits thereto) will be performed without waiver or breach of any material provision thereof;

(d)  The Arrangement will be consummated in accordance with the Arrangement Agreement without any waiver or breach of any material provision thereof, and the Exchanges will be effective under applicable law; and

(e)  Any representation or statement made “to the knowledge of” or similarly qualified is correct without such qualification.

We hereby confirm, based on the assumptions and subject to the qualifications and limitations set forth therein, that the statements contained in the section of the Registration Statement captioned "Material U.S. Federal Income Tax Consequences of the Arrangement - Consequences of the Arrangement for U.S. Holders - Retraction or Redemption of Exchangeable Shares" which refers to Cooley Godward Kronish LLP, to the extent that such statements constitute statements of law or legal conclusions, reflect our opinion, as of the date hereof, with respect to the matters set forth therein. No opinion is expressed on matters other than those specifically referred to herein.

Because this opinion is being delivered prior to the effective time of the Arrangement,, it must be considered prospective and dependent on future events. There can be no assurance that changes in the law will not take place that could affect the U.S. federal income tax consequences of the exchange of exchangeable shares (and certain voting rights and related rights) for Parent common stock or that contrary positions may not be taken by the Internal Revenue Service. This opinion only represents our best judgment as to the federal income tax consequences of the of the exchange of exchangeable shares (and certain voting rights and related rights) for Parent common stock and is not binding on the Internal Revenue Service or any court of law, tribunal, administrative agency or other governmental body. The conclusions are based on the Code, existing judicial decisions, administrative regulations and published rulings. No assurance can be given that future legislative, judicial or administrative changes or interpretations would not adversely affect the accuracy of the conclusions stated herein. Nevertheless, by rendering this opinion, we undertake no responsibility to advise you of any new developments in the application or interpretation of the federal income tax laws.

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We consent to the reference to our firm under the caption "Material U.S. Federal Income Tax Consequences of the Arrangement - Consequences of the Arrangement for U.S. Holders - Retraction or Redemption of Exchangeable Shares" in the Registration Statement and to the reproduction and filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

Cooley Godward Kronish LLP

Mark M. Hrenya